Exhibit 99.1

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands)

	April 2,	January 2,
	2016	2016
	(unaudited)	(audited)
Assets
Current assets:
Cash and cash equivalents	$91,227	$185,388
Accounts receivable, net	132,513	145,544
Costs and estimated earnings in excess of billings	7,797	5,690
Inventories	171,991	130,082
Other current assets	15,003	4,807
Total current assets	418,531	471,511
Property, plant and equipment, less accumulated depreciation, depletion and amortization (April 2, 2016 - $395,192 and January 2, 2016 - $366,505)	1,397,702	1,269,006
Goodwill	735,746	596,397
Intangible assets, less accumulated amortization (April 2, 2016 - $5,871 and January 2, 2016 - $5,237)	14,521	15,005
Other assets	46,531	43,243
Total assets	$2,613,031	$2,395,162
Liabilities and Member’s Interest
Current liabilities:
Current portion of debt	$6,500	$6,500
Current portion of acquisition-related liabilities	15,297	18,084
Accounts payable	91,560	81,397
Accrued expenses	78,946	92,942
Billings in excess of costs and estimated earnings	10,667	13,081
Total current liabilities	202,970	212,004
Long-term debt	1,517,680	1,273,652
Acquisition-related liabilities	25,436	31,028
Other noncurrent liabilities	129,067	100,186
Total liabilities	1,875,153	1,616,870
Commitments and contingencies (see note 10)
Member’s equity	1,051,987	1,050,882
Accumulated deficit	(289,334)	(245,486)
Accumulated other comprehensive loss	(26,058)	(28,466)
Member’s interest	736,595	776,930
Noncontrolling interest	1,283	1,362
Total member’s interest	737,878	778,292
Total liabilities and member’s interest	$2,613,031	$2,395,162

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

Unaudited Consolidated Statements of Operations

(In thousands)

	Three months ended
	April 2,	March 28,
	2016	2015
Revenue:
Product	$180,102	$148,920
Service	27,937	26,219
Net revenue	208,039	175,139
Delivery and subcontract revenue	20,340	18,848
Total revenue	228,379	193,987
Cost of revenue (excluding items shown separately below):
Product	132,494	119,791
Service	24,054	19,630
Net cost of revenue	156,548	139,421
Delivery and subcontract cost	20,340	18,848
Total cost of revenue	176,888	158,269
General and administrative expenses	45,370	67,234
Depreciation, depletion, amortization and accretion	32,360	26,126
Transaction costs	3,316	1,364
Operating loss	(29,555)	(59,006)
Other (income) loss, net	(449)	391
Loss on debt financings	—	799
Interest expense	21,286	24,109
Loss from operations before taxes	(50,392)	(84,305)
Income tax benefit	(8,149)	(4,468)
Net loss	(42,243)	(79,837)
Net loss attributable to noncontrolling interest	(79)	(1,982)
Net loss attributable to member of Summit Materials, LLC	$(42,164)	$(77,855)

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

Unaudited Consolidated Statements of Comprehensive Loss

(In thousands)

	Three months ended
	April 2,	March 28,
	2016	2015
Net loss	$(42,243)	$(79,837)
Other comprehensive loss:
Foreign currency translation adjustment	4,642	(6,299)
Loss on cash flow hedges	(2,234)	—
Other comprehensive income (loss)	2,408	(6,299)
Comprehensive loss	(39,835)	(86,136)
Less comprehensive loss attributable to the noncontrolling interest	(79)	(1,982)
Comprehensive loss attributable to member of Summit Materials, LLC	$(39,756)	$(84,154)

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

Unaudited Consolidated Statements of Cash Flows

(In thousands)

	Three months ended
	April 2,	March 28,
	2016	2015
Cash flow from operating activities:
Net loss	$(42,243)	$(79,837)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation, depletion, amortization and accretion	36,526	27,358
Share-based compensation expense	2,036	15,217
Net gain on asset disposals	(1,683)	(1,834)
Net loss on debt financings	—	688
Other	130	780
Decrease (increase) in operating assets, net of acquisitions:
Accounts receivable, net	22,281	30,309
Inventories	(25,612)	(21,413)
Costs and estimated earnings in excess of billings	(1,981)	(1,662)
Other current assets	(9,583)	(303)
Other assets	351	755
(Decrease) increase in operating liabilities, net of acquisitions:
Accounts payable	(618)	(10,045)
Accrued expenses	(17,907)	(20,467)
Billings in excess of costs and estimated earnings	(2,552)	(649)
Other liabilities	(1,103)	(203)
Net cash used in operating activities	(41,958)	(61,306)
Cash flow from investing activities:
Acquisitions, net of cash acquired	(249,111)	—
Purchases of property, plant and equipment	(39,125)	(17,708)
Proceeds from the sale of property, plant and equipment	6,019	2,741
Other	—	(276)
Net cash used for investing activities	(282,217)	(15,243)
Cash flow from financing activities:
Capital contributions by member	—	397,975
Capital issuance costs	—	(8,931)
Proceeds from debt issuances	250,000	104,000
Debt issuance costs	(5,001)	(4,055)
Payments on debt	(3,458)	(106,441)
Payments on acquisition-related liabilities	(9,473)	(4,032)
Distributions	(2,500)	—
Net cash provided by financing activities	229,568	378,516
Impact of foreign currency on cash	446	(202)
Net (decrease) increase in cash	(94,161)	301,765
Cash and cash equivalents – beginning of period	185,388	13,215
Cash and cash equivalents – end of period	$91,227	$314,980

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

Unaudited Consolidated Statements of Changes in Member’s Interest and Redeemable Noncontrolling Interest

(In thousands)

	Total Member’s Interest
			Accumulated
			other		Total	Redeemable
	Member’s	Accumulated	comprehensive	Noncontrolling	member’s	noncontrolling
	equity	deficit	loss	interest	interest	interest
Balance — January 2, 2016	$1,050,882	$(245,486)	$(28,466)	$1,362	$778,292	$—

Contributed capital	(115)	—	—	—	(115)	—
Net loss	—	(42,164)	—	(79)	(42,243)	—
Other comprehensive income	—	—	2,408	—	2,408	—
Distributions	(2,500)	—	—	—	(2,500)	—
Share-based compensation	3,720	(1,684)	—	—	2,036	—
Balance — April 2, 2016	$1,051,987	$(289,334)	$(26,058)	$1,283	$737,878	$—

Balance — December 27, 2014	$518,647	$(217,416)	$(15,546)	$1,298	$286,983	$33,740

Contributed capital	453,146	—	—	—	453,146	—
Accretion/ redemption value adjustment	—	(32,252)	—	—	(32,252)	(31,850)
Net loss	—	(77,855)	—	(92)	(77,947)	(1,890)
Other comprehensive income	—	—	(6,299)	—	(6,299)	—
Share-based compensation	15,217	—	—	—	15,217	—
Balance — March 28, 2015	$987,010	$(327,523)	$(21,845)	$1,206	$638,848	$—

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Tables in thousands)

1.SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Summit Materials, LLC (“Summit LLC” and, together with its subsidiaries, the “Company”) is a vertically integrated, construction materials company. The Company is engaged in the production and sale of aggregates, cement, ready-mixed concrete, asphalt paving mix and concrete products and owns and operates quarries, sand and gravel pits, two cement plants, cement distribution terminals, ready-mixed concrete plants, asphalt plants and landfill sites. It is also engaged in paving and related services. The Company has three operating segments, which are also its reporting segments: West; East; and Cement.

Substantially all of the Company’s products and services are produced, consumed and performed outdoors, primarily in the spring, summer and fall. Seasonal changes and other weather-related conditions can affect the production and sales volumes of its products and delivery of services. Therefore, the financial results for any interim period are typically not indicative of the results expected for the full year. Furthermore, the Company’s sales and earnings are sensitive to national, regional and local economic conditions and to cyclical changes in construction spending, among other factors.

Summit LLC is a wholly owned indirect subsidiary of Summit Materials Holdings L.P. (“Summit Holdings”), whose primary owners are Summit Materials, Inc. (“Summit Inc.”) and certain investment funds affiliated with Blackstone Capital Partners V L.P. and Silverhawk Summit, L.P. (collectively, the “Sponsors”). Summit Inc. was formed as a Delaware corporation on September 23, 2014. Its sole material asset is a controlling equity interest in Summit Holdings. Pursuant to a reorganization into a holding company structure (the “Reorganization”) in connection with Summit Inc.’s March 2015 initial public offering, Summit Inc. became a holding corporation operating and controlling all of the business and affairs of Summit Holdings and its subsidiaries, including Summit LLC.

Summit Inc.'s Equity Offerings— Summit Inc. commenced operations on March 11, 2015 upon the pricing of the initial public offering of its Class A common stock (“IPO”). Summit Inc. raised $433.0 million, net of underwriting discounts, through the issuance of 25,555,555 shares of Class A common stock at a public offering price of $18.00 per share. Summit Inc. used the offering proceeds to purchase a number of newly-issued Class A Units (“LP Units”) from Summit Holdings equal to the number of shares of Class A common stock issued to the public. Summit Inc. caused Summit Holdings to use these proceeds: (i) to redeem $288.2 million in aggregate principal amount of outstanding 10 1/2% senior notes due January 31, 2020 (“2020 Notes”); (ii) to purchase 71,428,571 Class B Units of Continental Cement Company, L.L.C. (“Continental Cement”); (iii) to pay a one-time termination fee of $13.8 million primarily to affiliates of the Sponsors in connection with the termination of a transaction and management fee agreement; and (iv) for general corporate purposes. The $288.2 million redemption of 2020 Notes was completed in the second quarter of 2015 at a redemption price equal to par plus an applicable premium of $38.2 million plus $5.2 million of accrued and unpaid interest.

On August 11, 2015, Summit Inc. raised $555.8 million, net of underwriting discounts, through the issuance of 22,425,000 shares of Class A common stock at a public offering price of $25.75 per share. Summit Inc. used these proceeds to purchase 3,750,000 newly-issued LP Units from Summit Holdings and 18,675,000 LP Units from certain of our pre-IPO owners, at a purchase price per LP Unit equal to the public offering price per share of Class A common stock, less underwriting discounts and commissions. Summit Holdings used the proceeds from the 3,750,000 newly-issued LP Units to pay the deferred purchase price of $80.0 million related to the July 17, 2015 acquisition of a cement plant and a quarry in Davenport, Iowa, and seven cement terminals along the Mississippi River (the “Davenport Assets”) and for general corporate purposes.

Basis of Presentation—These unaudited consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures typically included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. These unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto as of and for the year ended January 2, 2016. The Company continues to follow the accounting policies set forth in those consolidated financial statements.

Management believes that these consolidated interim financial statements include all adjustments, normal and recurring in nature, that are necessary to present fairly the financial position of the Company as of April 2, 2016 and the results of operations and cash flows for the three months ended April 2, 2016 and March 28, 2015.

The Company’s fiscal year is based on a 52-53 week year with each quarter composed of 13 weeks ending on a Saturday. The 53-week year occurs approximately once every seven years and occurred in 2015. The additional week in the 53-week year was included in the fourth quarter of 2015.

The consolidated financial statements include the accounts of Summit LLC and its majority owned subsidiaries. All intercompany balances and transactions have been eliminated. The Company attributes consolidated member’s interest and net income separately to the controlling and noncontrolling interests. Noncontrolling interests in consolidated subsidiaries represent a 20% ownership in Ohio Valley Asphalt, LLC and, prior to the IPO and concurrent purchase of the noncontrolling interests of Continental Cement, a 30% redeemable ownership in Continental Cement. The Company accounts for investments in entities for which it has an ownership of 20% to 50% using the equity method of accounting.

Use of Estimates— Preparation of these consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities and reported amounts of revenue and expenses. Such estimates include the valuation of accounts receivable, inventories, goodwill, intangibles and other long-lived assets, pension and other postretirement obligations and asset retirement obligations. Estimates also include revenue earned on contracts and costs to complete contracts. Most of the Company’s paving and related services are performed under fixed unit-price contracts with state and local governmental entities. Management regularly evaluates its estimates and assumptions based on historical experience and other factors, including the current economic environment. Management adjusts such estimates and assumptions when circumstances dictate. As future events and their effects cannot be determined with precision, actual results can differ significantly from estimates made. Changes in estimates, including those resulting from continuing changes in the economic environment, are reflected in the Company’s consolidated financial statements when the change in estimate occurs.

Business and Credit Concentrations—The Company’s operations are conducted primarily across 22 U.S. states and in British Columbia, Canada, with the most significant revenue generated in Texas, Kansas, Utah, Missouri and Kentucky. The Company’s accounts receivable consist primarily of amounts due from customers within these areas. Therefore, collection of these accounts is dependent on the economic conditions in the aforementioned states, as well as specific situations affecting individual customers. Credit granted within the Company’s trade areas has been granted to many customers, and management does not believe that a significant concentration of credit exists with respect to any individual customer or group of customers. No single customer accounted for more than 10% of the Company’s total revenue in the three months ended April 2, 2016.

Fair Value Measurements—Certain acquisitions made by the Company require the payment of contingent amounts of purchase consideration. These payments are contingent on specified operating results being achieved in periods subsequent to the acquisition and will only be made if earn-out thresholds are achieved. Contingent consideration obligations are measured at fair value each reporting period. Any adjustments to fair value are recognized in earnings in the period identified.

The Company has entered into interest rate derivatives on $200.0 million of its term loan borrowings to add stability to interest expense and to manage its exposure to interest rate movements. The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in accumulated other comprehensive loss and will be subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. The fair value of contingent consideration and derivatives as of April 2, 2016 and January 2, 2016 was:

	April 2,	January 2,
	2016	2016
Current portion of acquisition-related liabilities and Accrued expenses:
Contingent consideration	$5,057	$4,918
Cash flow hedges	457	224
Acquisition-related liabilities and Other noncurrent liabilities
Contingent consideration	$1,844	$2,475
Cash flow hedges	2,654	681

The fair value of contingent consideration was based on unobservable, or Level 3, inputs, including projected probability-weighted cash payments and an 11.0% discount rate, which reflects a market discount rate. Changes in fair value may occur as a result of a change in actual or projected cash payments, the probability weightings applied by the Company to projected payments or a change in the discount rate. Significant increases or decreases in any of these inputs in isolation could result in a lower, or higher, fair value measurement. The fair value of the cash flow hedges are based on observable, or Level 2, inputs such as interest rates, bond yields and prices in inactive markets. There were no material valuation adjustments in the three months ended April 2, 2016 or March 28, 2015.

Financial Instruments—The Company’s financial instruments include debt and certain acquisition-related liabilities (deferred consideration and noncompete obligations). The carrying value and fair value of these financial instruments as of April 2, 2016 and January 2, 2016 was:

	April 2, 2016		January 2, 2016
	Fair Value	Carrying Value	Fair Value	Carrying Value

Level 2
Long-term debt(1)	$1,517,706	$1,540,410	$1,283,799	$1,291,858

Level 3
Current portion of deferred consideration and noncompete obligations(2)	10,240	10,240	13,166	13,166
Long term portion of deferred consideration and noncompete obligations(3)	23,592	23,592	28,553	28,553

(1)$6.5 million included in current portion of debt as of April 2, 2016 and January 2, 2016. Capitalized loan costs of $16.2 million and $11.7 million are excluded, respectively.

(2)Included in current portion of acquisition-related liabilities on the balance sheet.

(3)Included in acquisition-related liabilities on the balance sheet.

The fair value of debt was determined based on observable, or Level 2 inputs, such as interest rates, bond yields and quoted prices in inactive markets. The fair values of the deferred consideration and noncompete obligations were determined based on unobservable, or Level 3, inputs, including the cash payment terms in the purchase agreements and a discount rate reflecting the Company’s credit risk.

Redeemable Noncontrolling Interest — On March 17, 2015, upon the consummation of the IPO and the transactions contemplated by a contribution and purchase agreement entered into with the holders of all of the outstanding Class B Units of Continental Cement, Continental Cement became a wholly-owned indirect subsidiary of Summit LLC. The noncontrolling interests of Continental Cement were acquired for aggregate consideration of $64.1 million, consisting of $35.0 million of cash, 1,029,183 shares of Summit Inc.’s Class A common stock and $15.0 million aggregate principal amount of non-interest bearing notes payable in six annual installments of $2.5 million, beginning on March 17, 2016. The notes payable is a liability of Summit Holdings and, is therefore not included in the liabilities of Summit LLC. However, Summit LLC made a $2.5 million distribution to Summit Holdings in the three months ended April 2, 2016 so that Summit Holdings could make the deferred consideration payment due in March 2016.

New Accounting Standards — In March 2016, the Financial Accounting Standards Board (“FASB”) issued a new accounting standard with targeted amendments to the accounting for employee share-based payments. Accounting Standards Update (“ASU”) 2016-09, Improvements to Employee Share-Based Payment Accounting, requires that the income tax effect of share-based awards be recognized in the income statement and allows entities to elect an accounting method to recognize forfeitures as they occur or to estimate forfeitures, as is currently required. The ASU is effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016 and interim periods within those years. However, the Company early adopted this ASU as of the beginning of fiscal year 2016 and made an election to recognize forfeitures as they occur. The ASU adoption was applied using a modified retrospective method by means of a $1.7 million cumulative-effect adjustment to equity as of the beginning of the fiscal year.

In February 2016, the FASB issued new accounting guidance to the standard of lease accounting, ASU No. 2016-02, Leases, which will result in lessees recognizing most leases on-balance sheet. Lessees are required to disclose more quantitative and qualitative information about their leases than current U.S. GAAP requires. They are also required to apply the new guidance at the beginning of the earliest period presented in the financial statements when they first apply the new standard. The new standard must be adopted by December 15, 2018. Early adoption is permitted. Management is currently assessing the effect that the adoption of this ASU will have on the consolidated financial statements.

In May 2014, the FASB issued a new accounting standard to improve and converge the financial reporting requirements for revenue from contracts with customers. ASU No. 2014-09, Revenue from Contracts with Customers, prescribes a five-step model for revenue recognition that will replace most existing revenue recognition guidance in U.S. GAAP. The ASU will supersede nearly all existing revenue recognition guidance under U.S. GAAP and provides that an entity recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. ASU No. 2014-09 allows for either full retrospective or modified retrospective adoption.

In July 2015, the FASB postponed the effective date of the new revenue standard by one year to the first quarter of 2018. Early adoption is permitted, but no earlier than 2017. Management is currently assessing the effect that the adoption of this standard will have on the consolidated financial statements.

Reclassifications — Certain amounts in the prior year have been reclassified to conform to the current period’s presentation.

2.REORGANIZATION

Prior to the IPO and Reorganization, the capital structure of Summit Holdings consisted of six different classes of limited partnership interests (Class A-1, Class A-2, Class B-1, Class C, Class D-1 and Class D-2), each of which was subject to unique distribution rights. There were no outstanding Class A-2 interests. In connection with the IPO and the Reorganization, the limited partnership agreement of Summit Holdings was amended and restated to, among other things, modify its capital structure by creating the LP Units, referred to as the “Reclassification.” Immediately following the Reclassification, 69,007,297 LP Units were outstanding. In addition, in substitution for part of the economic benefit of the Class C and Class D interests that was not reflected in the conversion of such interests to LP Units, warrants were issued to holders of Class C interests to purchase an aggregate of 160,333 shares of Class A common stock, and options were issued to holders of Class D interests to purchase an aggregate of 4,358,842 shares of Class A common stock (“leverage restoration options”). The exercise price of the warrants and leverage restoration options is the IPO price of $18.00 per share. In conjunction with the Reclassification of the equity-based awards, the Company recognized a $14.5 million modification charge in general and administrative costs in the three months ended March 28, 2015.

The leverage restoration options were granted under the Summit Materials, Inc. 2015 Omnibus Incentive Plan (the “Omnibus Incentive Plan”). The leverage restoration options that correlate to time-vesting interests vest over four years, beginning on the Reclassification date and the leverage restoration options that correlate to performance-vesting interests vest only when both the relevant return multiple is achieved and a four year time-vesting condition is satisfied. The time-based vesting condition for both the time-vesting and performance-vesting interests will be satisfied with respect to 25% of the performance-vesting options on each of the first four anniversaries of the Reclassification date, subject to the employee’s continued employment through the applicable vesting date.

The Company also granted 240,000 options to purchase shares of Class A common stock under the Omnibus Incentive Plan to certain employees some of whom had not previously been granted equity-based interests. These stock options have an exercise price of $18.00 per share, the IPO price, and are subject to a time-based vesting condition that will be satisfied with respect to 25% of the award on each of the first four anniversaries of the grant date, subject to the employee’s continued employment through the applicable vesting date.

3.INTANGIBLE ASSETS

The Company’s intangible assets are primarily composed of goodwill, lease agreements and reserve rights. The assets related to lease agreements reflect the submarket royalty rates paid under agreements, primarily, for extracting aggregates. The values were determined as of the respective acquisition dates by a comparison of market-royalty rates. The reserve rights relate to aggregate reserves to which the Company has the rights of ownership, but do not own the reserves. The intangible assets are amortized on a straight-line basis over the lives of the leases.

Changes in the carrying amount of goodwill, by reportable segment, from January 2, 2016 to April 2, 2016 are summarized as follows:

	West	East	Cement	Total
Balance, January 2, 2016	$303,926	$98,308	$194,163	$596,397
Acquisitions(1)	1,724	134,774	—	136,498
Foreign currency translation adjustments	2,851	—	—	2,851
Balance, April 2, 2016	$308,501	$233,082	$194,163	$735,746

Accumulated impairment losses as of April 2, 2016 and January 2, 2016	$(53,264)	$(14,938)	$—	$(68,202)

(1)Includes goodwill from the East segment’s acquisitions of Boxley Materials Company (“Boxley”) and American Materials Company (“AMC”) in the three months ended April 2, 2016. Boxley is a vertically-integrated materials-based company serving Roanoke, Virginia and surrounding areas. AMC is an aggregates and ready-mixed concrete business serving the Carolinas. The purchase price allocation for the 2015 and 2016 acquisitions, primarily related to the valuation of property, plant and equipment, has not yet been finalized due to the recent timing of the acquisitions. Included in the West segment’s goodwill are certain working capital adjustments related to 2015 acquisitions.

The following table shows intangible assets by type and in total:

	April 2, 2016			January 2, 2016
	Gross		Net	Gross		Net
	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
	Amount	Amortization	Amount	Amount	Amortization	Amount
Leases	$10,357	$(2,656)	$7,701	$10,357	$(2,531)	$7,826
Reserve rights	8,786	(2,555)	6,231	8,636	(2,078)	6,558
Trade names	1,000	(583)	417	1,000	(558)	442
Other	249	(77)	172	249	(70)	179
Total intangible assets	$20,392	$(5,871)	$14,521	$20,242	$(5,237)	$15,005

Amortization expense in the three months ended April 2, 2016 and March 28, 2015 was $0.4 million in each period. The estimated amortization expense for the intangible assets for each of the five years subsequent to April 2, 2016 is as follows:

2016 (nine months)	$1,690
2017	959
2018	959
2019	959
2020	901
2021	859
Thereafter	8,194
Total	$14,521

4.ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following as of April 2, 2016 and January 2, 2016:

	April 2,	January 2,
	2016	2016
Trade accounts receivable	$124,444	$133,418
Retention receivables	9,356	13,217
Receivables from related parties	704	635
Accounts receivable	134,504	147,270
Less: Allowance for doubtful accounts	(1,991)	(1,726)
Accounts receivable, net	$132,513	$145,544

Retention receivables are amounts earned by the Company but held by customers until paving and related service contracts and projects are near completion or fully completed. Amounts are generally expected to be billed and collected within one year.

5.INVENTORIES

Inventories consisted of the following as of April 2, 2016 and January 2, 2016:

	April 2,	January 2,
	2016	2016
Aggregate stockpiles	$102,167	$86,236
Finished goods	46,751	14,840
Work in process	5,667	5,141
Raw materials	17,406	23,865
Total	$171,991	$130,082

6.ACCRUED EXPENSES

Accrued expenses consisted of the following as of April 2, 2016 and January 2, 2016:

	April 2,	January 2,
	2016	2016
Interest	$10,318	$19,591
Payroll and benefits	17,606	24,714
Capital lease obligations	12,509	15,263
Insurance	9,163	9,824
Non-income taxes	6,017	4,618
Professional fees	2,391	2,528
Other(1)	20,942	16,404
Total	$78,946	$92,942

(1)Consists primarily of subcontractor and working capital settlement accruals.

7.DEBT

Debt consisted of the following as of April 2, 2016 and January 2, 2016:

	April 2,	January 2,
	2016	2016
Term Loan, due 2022:
$645.1 million term loan, net of $2.9 million discount at April 2, 2016 and $646.8 million term loan, net of $3.1 million discount at January 2, 2016	$642,185	$643,693
8 1⁄2% Senior Notes, due 2022	250,000	—
6 1⁄8% Senior Notes, due 2023:
$650 million senior notes, net of $1.8 million discount at April 2, 2016 and January 2, 2016	648,225	648,165
Total	1,540,410	1,291,858
Current portion of long-term debt	6,500	6,500
Long-term debt	$1,533,910	$1,285,358

The contractual payments of long-term debt, including current maturities, for the five years subsequent to April 2, 2016, are as follows:

2016 (nine months)	$4,875
2017	6,500
2018	4,875
2019	6,500
2020	8,125
2021	6,500
Thereafter	1,507,750
Total	1,545,125
Less: Original issue net discount	(4,715)
Less: Capitalized loan costs	(16,230)
Total debt	$1,524,180

Senior Notes— On March 8, 2016, the Issuers issued $250.0 million of 8.500% senior notes due April 15, 2022 (the “2022 Notes”).  The 2022 Notes were issued at 100.0% of their par value with proceeds of $246.3 million, net of related fees and expenses. The proceeds from the sale of the 2022 Notes were used to fund the acquisition of Boxley, replenish cash used for the acquisition of AMC and the expenses incurred in connection with these acquisitions. The 2022 Notes were issued under an indenture dated March 8, 2016 (as amended and supplemented, the “2016 Indenture”). The 2016 Indenture contains covenants limiting, among other things, Summit LLC and its restricted subsidiaries’ ability to incur additional indebtedness or issue certain preferred shares, pay dividends, redeem stock or make other distributions, make certain investments, sell or transfer certain assets, create liens, consolidate, merge, sell or otherwise dispose of all or substantially all of the company’s assets, enter into certain transactions with affiliates, and designate subsidiaries as unrestricted subsidiaries. The 2016 Indenture also contains customary events of default. Interest on the 2022 Notes is payable semi-annually on April 15 and October 15 of each year commencing on October 15, 2016.

In 2015, the Issuers issued $650.0 million of 6.125% senior notes due July 2023 (the "2023 Notes”). The net proceeds from the 2023 Notes, with proceeds from the refinancing of the term loan described below, were used to pay the $370.0 million initial purchase price for the Davenport Assets, to redeem $183.0 million plus $153.8 million in aggregate principal amount of the then outstanding 2020 Notes and pay related fees and expenses. Of the aggregate $650.0 million of 2023 Notes in 2015, $350.0 million were issued at par and $300.0 million were issued at 99.375% of par. The 2023 Notes were issued under an indenture dated July 8, 2015 (as amended and supplemented, the “2015 Indenture”), the terms of which are generally consistent with the 2016 Indenture. Interest on the 2023 Notes is payable semi-annually in arrears on January 15 and July 15 of each year commencing on January 15, 2016.

In April, August and November 2015, using proceeds from the IPO, the refinancing of the term loan described below and the proceeds from the 2023 Notes, $288.2 million, $183.0 million and $153.8 million, respectively, aggregate principal amount of the outstanding 2020 Notes were redeemed at a price equal to par plus an applicable premium and the indenture under which the 2020 Notes were issued was satisfied and discharged. As a result of the redemptions, net charges of $56.5 million were recognized in the year ended January 2, 2016. The fees included $66.6 million for the applicable prepayment premium and $11.9 million for the write-off of deferred financing fees, partially offset by $22.0 million of net benefit from the write-off the original issuance net premium in the year ended January 2, 2016. There were no related charges recognized for the three months ended March 28, 2015, as the first redemption was in April 2015.

As of April 2, 2016 and January 2, 2016, the Company was in compliance with all covenants under the indentures applicable as of each date.

Senior Secured Credit Facilities— Summit LLC has credit facilities that provide for term loans in an aggregate amount of $650.0 million and revolving credit commitments in an aggregate amount of $235.0 million (the “Senior Secured Credit Facilities”). Under the Senior Secured Credit Facilities, required principal repayments of 0.25% of term debt are due on the last business day of each March, June, September and December. The unpaid principal balance is due in full on the maturity date, which is July 17, 2022.

On July 17, 2015, Summit LLC refinanced its term loan under the Senior Secured Credit Facilities (the “Refinancing”). The Refinancing, among other things: (i) reduced the applicable margins used to calculate interest rates for term loans under the Senior Secured Credit Facilities to 3.25% for LIBOR rate loans and 2.25% for base rate loans, subject to a LIBOR floor of 1.00% (and one 25 basis point step down upon Summit LLC achieving a certain first lien net leverage ratio); (ii) increased term loans borrowed under the term loan facility from $422.0 million to an aggregate $650.0 million; and (iii) created additional flexibility under the financial maintenance covenants, which are tested quarterly, by increasing the applicable maximum Consolidated First Lien Net Leverage Ratio (as defined in the credit agreement governing the Senior Secured Credit Facilities, the “Credit Agreement”).

On March 11, 2015, Summit LLC entered into Amendment No. 3 to the Credit Agreement, which became effective on March 17, 2015 upon the consummation of the IPO. The amendment: (i) increased the size of the revolving credit facility from $150.0 million to $235.0 million; (ii) extended the maturity date of the revolving credit facility to March 11, 2020; (iii) amended certain covenants; and (iv) permits periodic tax distributions as contemplated in a tax receivable agreement, dated March 11, 2015. As a result of this amendment, $0.8 million of financing fees were recognized in the three months ended March 28, 2015.

The revolving credit facility bears interest per annum equal to, at Summit LLC’s option, either (i) a base rate determined by reference to the highest of (a) the federal funds rate plus 0.50%, (b) the prime rate of Bank of America, N.A. and (c) LIBOR plus 1.00%, plus an applicable margin of 2.25% for base rate loans or (ii) a LIBOR rate determined by reference to Reuters prior to the interest period relevant to such borrowing adjusted for certain additional costs plus an applicable margin of 3.25% for LIBOR rate loans.

There were no outstanding borrowings under the revolving credit facility as of April 2, 2016, leaving remaining borrowing capacity of $210.6 million, which is net of $24.4 million of outstanding letters of credit. The outstanding letters of credit are renewed annually and support required bonding on construction projects and the Company’s insurance liabilities.

Summit LLC’s Consolidated First Lien Net Leverage Ratio, as such term is defined in the Senior Secured Credit Facilities, should be no greater than 4.75:1.0 as of each quarter-end. As of April 2, 2016 and January 2, 2016, Summit LLC was in compliance with all covenants.

Summit LLC’s wholly-owned domestic subsidiary companies, subject to certain exclusions and exceptions, are named as subsidiary guarantors of the Senior Notes and the Senior Secured Credit Facilities. In addition, Summit LLC has pledged substantially all of its assets as collateral, subject to certain exclusions and exceptions, for the Senior Secured Credit Facilities.

Interest expense related to debt totaled $18.3 million and $22.0 million in the three months ended April 2, 2016 and March 28, 2015, respectively.

The following table presents the activity for the deferred financing fees for the three months ended April 2, 2016 and March 28, 2015:

Deferred financing fees
Balance—January 2, 2016	$15,892
Loan origination fees	5,001
Amortization	(729)
Balance—April 2, 2016	$20,164

Balance—December 27, 2014	$17,215
Loan origination fees	4,048
Amortization	(982)
Write off of deferred financing fees	(688)
Balance—March 28, 2015	$19,593

Other—On January 15, 2015, the Company’s wholly-owned subsidiary in British Columbia, Canada entered into an agreement with HSBC for a (i) $6.0 million Canadian dollar (“CAD”) revolving credit commitment to be used for operating activities that bears interest per annum equal to the bank’s prime rate plus 0.20%, (ii) $0.5 million CAD revolving credit commitment to be used for capital equipment that bears interest per annum at the bank’s prime rate plus 0.90% and (iii) $0.4 million CAD revolving credit commitment to provide guarantees on behalf of that subsidiary. There were no amounts outstanding under this agreement as of April 2, 2016 or January 2, 2016.

8.ACCUMULATED OTHER COMPREHENSIVE LOSS

The changes in each component of accumulated other comprehensive loss consisted of the following:

				Accumulated
		Foreign currency		other
	Change in	translation	Cash flow hedge	comprehensive
	retirement plans	adjustments	adjustments	loss
Balance — January 2, 2016	$(7,607)	$(19,915)	$(944)	$(28,466)
Foreign currency translation adjustment	—	4,642	—	4,642
Loss on cash flow hedges	—	—	(2,234)	(2,234)
Balance — April 2, 2016	$(7,607)	$(15,273)	$(3,178)	$(26,058)

Balance — December 27, 2014	$(9,730)	$(5,816)	$—	$(15,546)
Foreign currency translation adjustment	—	(6,299)	—	(6,299)
Balance — March 28, 2015	$(9,730)	$(12,115)	$—	$(21,845)

9.INCOME TAXES

Summit LLC is a limited liability company and passes its tax attributes for federal and state tax purposes to its parent company and is generally not subject to federal or state income tax. However, certain subsidiary entities file federal, state, and Canadian income tax returns due to their status as taxable entities in the respective jurisdiction. The effective income tax rate for the C Corporations differ from the statutory federal rate primarily due to (1) tax depletion expense in excess of the expense recorded under U.S. GAAP, (2) state income taxes and the effect of graduated tax rates and (3) various other items such as limitations on meals and entertainment and other costs. The effective income tax rate for the Canadian subsidiary is not significantly different from its historical effective tax rate.

As of April 2, 2016 and January 2, 2016, the Company has not recognized any liabilities for uncertain tax positions. The Company records interest and penalties as a component of the income tax provision. No material interest or penalties were recognized in income tax expense during the three months ended April 2, 2016 and March 28, 2015.

10.COMMITMENTS AND CONTINGENCIES

The Company is party to certain legal actions arising from the ordinary course of business activities. Accruals are recorded when the outcome is probable and can be reasonably estimated. While the ultimate results of claims and litigation cannot be predicted with certainty, management expects that the ultimate resolution of all pending or threatened claims and litigation will not have a material effect on the Company’s consolidated results of operations, financial position or liquidity. The Company records legal fees as incurred.

Litigation and Claims—The Company is obligated under an indemnification agreement entered into with the sellers of Harper Contracting, Inc., Harper Sand and Gravel, Inc., Harper Excavating, Inc., Harper Ready Mix Company, Inc. and Harper Investments, Inc. for the sellers’ ownership interests in a joint venture agreement. The Company has the rights to any benefits under the joint venture as well as the assumption of any obligations, but does not own equity interests in the joint venture. The joint venture has incurred significant losses on a highway project in Utah, which have resulted in requests for funding from the joint venture partners and ultimately from the Company. Through April 2, 2016, the Company has funded $8.8 million, $4.0 million in 2012 and $4.8 million in 2011. In 2012 and 2011, the Company recognized losses on the indemnification agreement of $8.0 million and $1.9 million, respectively. As of April 2, 2016 and January 2, 2016, an accrual of $4.3 million was recorded in other noncurrent liabilities as management’s best estimate of future funding obligations.

Environmental Remediation and Site Restoration—The Company’s operations are subject to and affected by federal, state, provincial and local laws and regulations relating to the environment, health and safety and other regulatory matters. These operations require environmental operating permits, which are subject to modification, renewal and revocation. The Company regularly monitors and reviews its operations, procedures and policies for compliance with these laws and regulations. Despite these compliance efforts, risk of environmental liability is inherent in the operation of the Company’s business, as it is with other companies engaged in similar businesses and there can be no assurance that environmental liabilities or noncompliance will not have a material adverse effect on the Company’s consolidated financial condition, results of operations or liquidity.

The Company has site restoration obligations arising from regulatory and contractual requirements to perform reclamation activities at the time certain quarries and landfills are closed. As of April 2, 2016 and January 2, 2016, $19.1 million and $18.7 million, respectively, were included in other noncurrent liabilities on the consolidated balance sheets and $2.1 million and $2.0 million, respectively, were included in accrued expenses for future reclamation costs. The total undiscounted anticipated costs for site reclamation as of April 2, 2016 and January 2, 2016 were $63.2 million and $56.7 million, respectively.

Other—During the ordinary course of business, there may be revisions to project costs and conditions that can give rise to change orders. Revisions can also result in claims that the Company may make against the customer or a subcontractor to recover project variances that have not been satisfactorily addressed through change orders with the customer. As of April 2, 2016, there were no unapproved change orders or claims, as of January 2, 2016, unapproved change orders and claims included in accounts receivable totaled $1.2 million.

The Company is obligated under various firm purchase commitments for certain raw materials and services that are in the ordinary course of business. Management does not expect any significant changes in the market value of these goods and services during the commitment period that would have a material adverse effect on the financial condition, results of operations, and cash flows of the Company. The terms of the purchase commitments generally approximate one year.

11.SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information is as follows:

	Three months ended
	April 2,	March 28,
	2016	2015
Cash payments:
Interest	$28,129	$39,165
Income taxes	269	453
Non cash financing activities:
Purchase of noncontrolling interest in Continental Cement	$—	$(64,102)

12.SEGMENT INFORMATION

The Company has three operating segments: West; East; and Cement, which are its reportable segments. These segments are consistent with the Company’s management reporting structure. In the fourth quarter of 2015, the Company reorganized the operations and management reporting structure of the Cement and East segment operations, resulting in a change to its reportable business segments. The Company now conducts the cement business separate from the regional segments. As a result, the cement business is a reportable business segment. In addition, we have combined the materials-based businesses centered in Kansas and Missouri with the Kentucky-based operations, creating an expanded East segment and eliminating what was the Central region. These changes did not affect the West segment. Amounts in prior periods have been revised to reflect the current reporting structure.

The operating results of each segment are regularly reviewed and evaluated by the Chief Executive Officer, the Company’s Chief Operating Decision Maker (“CODM”). The CODM primarily evaluates the performance of its segments and allocates resources to them based on a segment profit metric that we call Adjusted EBITDA, which is computed as earnings from continuing operations before interest, taxes, depreciation, depletion, amortization, accretion, share-based compensation, and transaction costs, as well as various other non-recurring, non-cash amounts.

The West and East segments have several acquired subsidiaries that are engaged in various activities including quarry mining, aggregate production and contracting. The Cement segment is engaged in the production of Portland cement. Assets employed by segment include assets directly identified with those operations. Corporate assets consist primarily of cash, property, plant and equipment for corporate operations and other assets not directly identifiable with a reportable business segment. The accounting policies applicable to each segment are consistent with those used in the consolidated financial statements.

The following tables display selected financial data for the Company’s reportable business segments as of April 2, 2016 and January 2, 2016, and for the three months ended April 2, 2016 and March 28, 2015:

	Three months ended
	April 2,	March 28,
	2016	2015
Revenue:
West	$123,717	$127,674
East	70,674	52,536
Cement	33,988	13,777
Total revenue	$228,379	$193,987

	Three months ended
	April 2,	March 28,
	2016	2015
Adjusted EBITDA
West	$13,279	$12,032
East	3,173	(3,504)
Cement	971	(3,413)
Corporate and other	(8,997)	(6,469)
Total reportable segments and corporate	8,426	(1,354)
Interest expense	21,286	24,109
Depreciation, depletion and amortization	31,900	25,722
Accretion	460	404
Initial public offering costs	—	28,296
Loss on debt financings	—	799
Acquisition transaction expenses	3,316	1,364
Management fees and expenses	—	993
Non-cash compensation	2,036	766
Other	(180)	498
Loss from continuing operations before taxes	$(50,392)	$(84,305)

	Three months ended
	April 2,	March 28,
	2016	2015
Cash paid for capital expenditures:
West	$23,252	$5,419
East	11,050	7,385
Cement	4,229	4,013
Total reportable segments	38,531	16,817
Corporate and other	594	891
Total capital expenditures	$39,125	$17,708

	Three months ended
	April 2,	March 28,
	2016	2015
Depreciation, depletion, amortization and accretion:
West	$16,036	$12,088
East	10,431	10,135
Cement	5,259	3,414
Total reportable segments	31,726	25,637
Corporate and other	634	489
Total depreciation, depletion, amortization and accretion	$32,360	$26,126

	April 2,	January 2,
	2016	2016
Total assets:
West	$826,775	$821,479
East	828,343	545,187
Cement	856,764	843,941
Total reportable segments	2,511,882	2,210,607
Corporate and other	101,149	184,555
Total	$2,613,031	$2,395,162

	Three months ended
	April 2,	March 28,
	2016	2015
Revenue by product:*
Aggregates	$65,057	$52,337
Cement	30,632	11,819
Ready-mixed concrete	80,237	70,088
Asphalt	14,357	20,914
Paving and related services	35,668	43,899
Other	2,428	(5,070)
Total revenue	$228,379	$193,987

*Revenue by product includes intercompany and intracompany sales transferred at market value. The elimination of intracompany transactions is included in Other. Revenue from the liquid asphalt terminals is included in asphalt revenue.

13.RELATED PARTY TRANSACTIONS

Under the terms of a transaction and management fee agreement between Summit Holdings and Blackstone Management Partners L.L.C. (“BMP”), whose affiliates include controlling stockholders of the Company, BMP provided monitoring, advisory and consulting services to the Company through March 17, 2015. Under the terms of the agreement, BMP was permitted to assign, and had assigned, a portion of the fees to which it was entitled to Silverhawk Summit, L.P. and to certain other equity investors.

The management fee was calculated based on the greater of $300,000 or 2.0% of the Company’s annual consolidated profit, as defined in the agreement, and is included in general and administrative expenses. The Company incurred management fees totaling $1.0 million during the period between December 28, 2014 and March 17, 2015. During these periods, the Company paid immaterial amounts to Silverhawk Summit, L.P. and to other equity investors.

In connection with the IPO, the transaction and management fee agreement with BMP was terminated on March 17, 2015 for a final payment of $13.8 million; $13.4 million was paid to affiliates of BMP and the remaining $0.4 million was paid to affiliates of Silverhawk Summit, L.P. and to certain other equity investors.

In addition to the transaction and management fees paid to BMP, the Company reimbursed BMP for direct expenses incurred, which were not material in the three months ended April 2, 2016 and March 28, 2015.

Blackstone Advisory Partners L.P., an affiliate of BMP, served as an initial purchaser of $18.8 million of the 2022 Notes issued in March 2016 and $22.5 million and $26.3 million of the 2023 Notes issued in November 2015 and July 2015, respectively, and received compensation in connection therewith. In addition, Blackstone Advisory Partners L.P. served as an underwriter of 1,681,875 shares of Class A common stock issued in connection with the August 2015 follow-on offering and received compensation in connection therewith.

On July 17, 2015, the Company purchased the Davenport Assets from Lafarge North America Inc. for a purchase price of $450.0 million in cash and a cement distribution terminal in Bettendorf, Iowa. At closing, $370.0 million of the purchase price was paid, and the remaining $80.0 million was paid on August 13, 2015. Summit Holdings entered into a commitment letter dated April 16, 2015, with Blackstone Capital Partners V L.P. (“BCP”) for equity financing up to $90.0 million in the form of a preferred equity interest (the “Equity Commitment Financing”), which would have been used to pay the $80.0 million deferred purchase price if other financing was not attained by December 31, 2015. For the Equity Commitment Financing, the Company paid a $1.8 million commitment fee to BCP for the year ended January 2, 2016.

14.GUARANTOR AND NON-GUARANTOR FINANCIAL INFORMATION

Summit LLC’s domestic wholly-owned subsidiary companies other than Summit Finance Corp. are named as guarantors (collectively, the “Guarantors”) of the Senior Notes. Certain other partially-owned subsidiaries and a non-U.S. entity do not guarantee the Senior Notes (collectively, the “Non-Guarantors”). The Guarantors provide a joint and several, full and unconditional guarantee of the Senior Notes.

There are no significant restrictions on Summit LLC’s ability to obtain funds from any of the Guarantor Subsidiaries in the form of dividends or loans. Additionally, there are no significant restrictions on a Guarantor Subsidiary’s ability to obtain funds from Summit LLC or its direct or indirect subsidiaries.

The following condensed consolidating balance sheets, statements of operations and cash flows are provided for the Issuers, the Wholly-owned Guarantors and the Non-Guarantors. On March 17, 2015, the noncontrolling interests of Continental Cement were purchased resulting in Continental Cement being a wholly-owned indirect subsidiary of Summit LLC. Continental Cement’s results of operations and cash flows are reflected with the Guarantors for all periods presented.

Earnings from subsidiaries are included in other income in the condensed consolidated statements of operations below. The financial information may not necessarily be indicative of the financial position, results of operations or cash flows had the guarantor or non-guarantor subsidiaries operated as independent entities.

Condensed Consolidating Balance Sheets

April 2, 2016

			Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$91,501	$1,580	$8,509	$(10,363)	$91,227
Accounts receivable, net	—	126,140	6,457	(84)	132,513
Intercompany receivables	795,850	112,791	166	(908,807)	—
Cost and estimated earnings in excess of billings	—	7,578	219	—	7,797
Inventories	—	166,407	5,584	—	171,991
Other current assets	1,067	12,706	1,230	—	15,003
Total current assets	888,418	427,202	22,165	(919,254)	418,531
Property, plant and equipment, net	7,903	1,368,321	21,478	—	1,397,702
Goodwill	—	687,498	48,248	—	735,746
Intangible assets, net	—	13,551	970	—	14,521
Other assets	2,770,668	126,050	1,577	(2,851,764)	46,531
Total assets	$3,666,989	$2,622,622	$94,438	$(3,771,018)	$2,613,031
Liabilities and Member’s Interest
Current liabilities:
Current portion of debt	$6,500	$—	$—	$—	$6,500
Current portion of acquisition-related liabilities	1,000	14,297	—	—	15,297
Accounts payable	4,219	84,568	2,857	(84)	91,560
Accrued expenses	25,429	63,055	825	(10,363)	78,946
Intercompany payables	554,807	350,748	3,252	(908,807)	—
Billings in excess of costs and estimated earnings	—	10,644	23	—	10,667
Total current liabilities	591,955	523,312	6,957	(919,254)	202,970
Long-term debt	1,517,680	—	—	—	1,517,680
Acquisition-related liabilities	—	25,436	—	—	25,436
Other noncurrent liabilities	3,216	224,342	56,803	(155,294)	129,067
Total liabilities	2,112,851	773,090	63,760	(1,074,548)	1,875,153
Total member's interest	1,554,138	1,849,532	30,678	(2,696,470)	737,878
Total liabilities and member’s interest	$3,666,989	$2,622,622	$94,438	$(3,771,018)	$2,613,031

Condensed Consolidating Balance Sheets

January 2, 2016

			Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$180,712	$4,068	$12,208	$(11,600)	$185,388
Accounts receivable, net	1	136,916	8,681	(54)	145,544
Intercompany receivables	562,311	114,402	10,670	(687,383)	—
Cost and estimated earnings in excess of billings	—	5,389	301	—	5,690
Inventories	—	126,553	3,529	—	130,082
Other current assets	764	3,306	737	—	4,807
Total current assets	743,788	390,634	36,126	(699,037)	471,511
Property, plant and equipment, net	10,355	1,232,340	26,311	—	1,269,006
Goodwill	—	550,028	46,369	—	596,397
Intangible assets, net	—	13,797	1,208	—	15,005
Other assets	1,840,889	130,992	2,288	(1,930,926)	43,243
Total assets	$2,595,032	$2,317,791	$112,302	$(2,629,963)	$2,395,162
Liabilities and Member’s Interest
Current liabilities:
Current portion of debt	$6,500	$—	$—	$—	$6,500
Current portion of acquisition-related liabilities	1,400	16,684	—	—	18,084
Accounts payable	2,138	74,111	5,202	(54)	81,397
Accrued expenses	40,437	62,217	1,888	(11,600)	92,942
Intercompany payables	122,174	562,537	2,672	(687,383)	—
Billings in excess of costs and estimated earnings	—	12,980	101	—	13,081
Total current liabilities	172,649	728,529	9,863	(699,037)	212,004
Long-term debt	1,273,652	—	—	—	1,273,652
Acquisition-related liabilities	—	31,028	—	—	31,028
Other noncurrent liabilities	1,292	197,484	56,703	(155,293)	100,186
Total liabilities	1,447,593	957,041	66,566	(854,330)	1,616,870
Total member's interest	1,147,439	1,360,750	45,736	(1,775,633)	778,292
Total liabilities and member’s interest	$2,595,032	$2,317,791	$112,302	$(2,629,963)	$2,395,162

Condensed Consolidating Statements of Operations

For the three months ended April 2, 2016

			Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated

Revenue	$—	$221,655	$8,688	$(1,964)	$228,379
Cost of revenue (excluding items shown separately below)	—	172,986	5,866	(1,964)	176,888
General and administrative expenses	14,183	33,066	1,437	—	48,686
Depreciation, depletion, amortization and accretion	634	30,669	1,057	—	32,360
Operating (loss) income	(14,817)	(15,066)	328	—	(29,555)
Other expense (income), net	12,249	233	(183)	(12,748)	(449)
Interest expense	15,098	5,328	860	—	21,286
Loss from continuing operations before taxes	(42,164)	(20,627)	(349)	12,748	(50,392)
Income tax expense	—	(8,088)	(61)	—	(8,149)
Net loss	(42,164)	(12,539)	(288)	12,748	(42,243)
Net loss attributable to noncontrolling interest	—	—	—	(79)	(79)
Net loss attributable to member of Summit Materials, LLC	$(42,164)	$(12,539)	$(288)	$12,827	$(42,164)
Comprehensive loss attributable to member of Summit Materials, LLC	$(39,756)	$(10,305)	$(4,930)	$15,235	$(39,756)

Condensed Consolidating Statements of Operations

For the three months ended March 28, 2015

			Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated

Revenue	$—	$179,343	$33,646	$(19,002)	$193,987
Cost of revenue (excluding items shown separately below)	—	151,226	26,045	(19,002)	158,269
General and administrative expenses	37,781	29,151	1,666	—	68,598
Depreciation, depletion, amortization and accretion	490	24,153	1,483	—	26,126
Operating (loss) income	(38,271)	(25,187)	4,452	—	(59,006)
Other expense, net	25,786	739	149	(25,484)	1,190
Interest expense	13,798	16,055	881	(6,625)	24,109
(Loss) income from continuing operations before taxes	(77,855)	(41,981)	3,422	32,109	(84,305)
Income tax (benefit) expense	—	(4,538)	70	—	(4,468)
(Loss) income from operations	(77,855)	(37,443)	3,352	32,109	(79,837)
Net (loss) income	(77,855)	(37,443)	3,352	32,109	(79,837)
Net loss attributable to noncontrolling interest	—	—	—	(1,982)	(1,982)
Net (loss) income attributable to member of Summit Materials, LLC	$(77,855)	$(37,443)	$3,352	$34,091	$(77,855)
Comprehensive loss attributable to member of Summit Materials, LLC	$(84,154)	$(37,443)	$(2,947)	$40,390	$(84,154)

Condensed Consolidating Statements of Cash Flows

For the three months ended April 2, 2016

			Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated

Net cash (used in) provided by operating activities	$(44,336)	$5,841	$(3,463)	$—	$(41,958)
Cash flow from investing activities:
Acquisitions, net of cash acquired	(42,073)	(207,038)	—	—	(249,111)
Purchase of property, plant and equipment	(593)	(38,295)	(237)	—	(39,125)
Proceeds from the sale of property, plant, and equipment	—	6,019	—	—	6,019
Net cash used for investing activities	(42,666)	(239,314)	(237)	—	(282,217)
Cash flow from financing activities:
Proceeds from investment by member	(448,711)	448,711	—	—	—
Net proceeds from debt issuance	250,000	—	—	—	250,000
Loans received from and payments made on loans from other Summit Companies	206,028	(206,820)	(445)	1,237	—
Payments on long-term debt	(1,625)	(1,833)	—	—	(3,458)
Payments on acquisition-related liabilities	(400)	(9,073)	—	—	(9,473)
Financing costs	(5,001)	—	—	—	(5,001)
Distributions from partnership	(2,500)	—	—	—	(2,500)
Net cash (used for) provided by financing activities	(2,209)	230,985	(445)	1,237	229,568
Impact of cash on foreign currency	—	—	446	—	446
Net decrease in cash	(89,211)	(2,488)	(3,699)	1,237	(94,161)
Cash — Beginning of period	180,712	4,068	12,208	(11,600)	185,388
Cash — End of period	$91,501	$1,580	$8,509	$(10,363)	$91,227

Condensed Consolidating Statements of Cash Flows

For the three months ended March 28, 2015

			Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated

Net cash (used in) provided by operating activities	$(37,814)	$(26,132)	$2,807	$(167)	$(61,306)
Cash flow from investing activities:
Purchase of property, plant and equipment	(891)	(16,453)	(364)	—	(17,708)
Proceeds from the sale of property, plant, and equipment	—	2,703	38	—	2,741
Other	—	(276)	—	—	(276)
Net cash used for investing activities	(891)	(14,026)	(326)	—	(15,243)
Cash flow from financing activities:
Proceeds from investment by member	397,975	—	—	—	397,975
Capital issuance costs	(8,931)	—	—	—	(8,931)
Net proceeds from debt issuance	104,000	—	—	—	104,000
Loans received from and payments made on loans from other Summit Companies	(41,265)	46,512	(3,177)	(2,070)	—
Payments on long-term debt	(105,055)	(2,441)	—	1,055	(106,441)
Payments on acquisition-related liabilities	(166)	(3,866)	—	—	(4,032)
Financing costs	(4,055)	—	—	—	(4,055)
Other	—	(167)	—	167	—
Net cash provided by (used for) financing activities	342,503	40,038	(3,177)	(848)	378,516
Impact of cash on foreign currency	—	—	(202)	—	(202)
Net increase (decrease) in cash	303,798	(120)	(898)	(1,015)	301,765
Cash — Beginning of period	10,837	697	8,793	(7,112)	13,215
Cash — End of period	$314,635	$577	$7,895	$(8,127)	$314,980

15.SUBSEQUENT EVENTS

In April 2016, the Company acquired Sierra Ready Mix, LLC, an aggregates and ready-mixed concrete business serving the Las Vegas, Nevada market. The acquisition includes one sand and gravel pit and two ready-mixed concrete plants.